

April 22, 2011

Michael S. Chadwick
President and Director
SLCA I, Inc.
7311 Broadway
Galveston, TX 77554

> **Re:** **SLCA I, Inc.**
> **Form 10-12g**
> **Filed March 28, 2011**
> **File No. 000-54315**

Dear Mr. Chadwick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

Explanatory Note

2. Please indicate where a person may request and review copies of the reports you will file with the Commission. Please refer to Item 101(h)(5) of Regulation SK.

Item 1. Business

Business of Issuer, page 2

3. Clearly state in the first paragraph of this section that the registrant has only two officers and directors, Michael Chadwick and Cary Grossman. Clearly state that neither of these individuals could be considered to be independent and discuss the potential risks and disadvantages to anyone who may become a shareholder in the future as a result of the registrant having two non-independent directors.

4. You disclose on page 2 that your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please expand your disclosure to describe the consequences of this determination including your ability to raise capital or borrow money.

5. We note your statement that "Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if we had more funds available to us, would be desirable. We will be particularly dependent in making decisions upon information provided by the promoters, owners, sponsors or others associated with the target business seeking our participation." Please expand your disclosure to discuss the possible risks that may arise as a result of your inability to conduct such studies and your reliance upon individuals and entities associated with the target business.

Form of Acquisition, page 4

6. Please identify all of the blank check companies both Michael Chadwick and/or Cary Grossman have either founded, promoted or served as officers and/or directors and identify all such entities for which they are currently serving as officers and/or directors. To the extent they have been involved in blank check entities in the past disclose the extent to which these blank check entities have been successful in consummated an acquisition. Identify all such affiliated blank check entities that have not consummated an acquisition and all such entities that will be competing with the registrant to acquire an operating company. Discuss the potential conflict of interest in allocating corporate opportunities as they become available and the means that management will use to allocate these opportunities.

7. We note your disclosure that management may complete the transaction without any vote or approval by stockholders. Please expand your discussion to clarify why or how such a transaction may occur without stockholder approval. Your discussion should clearly note that management may act unilaterally without the consent, vote or approval of the company's stockholders because they currently own 100% of the outstanding shares and are likely to continue to own a substantial majority of the outstanding shares. Further,

please provide a discussion, as applicable, of how management's pecuniary interests as stockholders of the company may conflict with their fiduciary duties and the interests of other potential investors.

8. Please expand your disclosure stating that your officers and directors will bring to your attention target candidates they become aware of through his business contacts to briefly describe these business contacts.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 5

9. Please describe and quantify the components of total expenses, which amounted to $4,691 for the period ended March 20, 2011. Also, discuss the impact of income taxes on your operating results.

10. Please revise your disclosure to explain whether Messrs. Grossman or Chadwick or the Grossman Gamily Limited Partnership have indicated a maximum amount each may be willing to provide to the company for funding. If you have identified other investors which have indicated that they may be willing to lend money to the company, please identify such investors and disclose whether they have indicated the maximum amount they are willing to provide.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Josh Westerman, Esq.
          Galante Westerman LLP
          142 East 33rd Street, Suite 6H
          New York, NY 10016